

October 31, 2013

Via E-mail
Magid M. Abraham, Ph. D.
Chief Executive Officer
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, VA 20190

> **Re:** **comScore, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **Amendment No. 1 to Form 10-K for the Fiscal Year**
> **Ended December 31, 2012**
> **Filed April 29, 2013**
> **File No. 001-33520**

Dear Dr. Abraham:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K Filed February 20, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

1.   Please tell us what consideration you have given to providing in this section a materially complete discussion of the key metrics used by management to evaluate your business. In this regard, we note that during your earnings release conference calls and supplemental presentation materials you discuss several metrics, including EBITDA, EBITDA margin, renewal rates, bookings, and percentage of bookings related to new products. Refer to Section III.B of SEC Interpretive Release No. 33-8350.

<u>Form 10-K/A Filed April 9, 2013</u>

<u>Executive Compensation</u>

<u>Equity –Based Incentive Compensation</u>

<u>Stock Awards to Supplement Salary and Retain Executives, page 13</u>

2.   In your response letter, please explain how the compensation committee determined the size of the retention equity awards granted to each of your named executive officers other than Dr. Abraham and confirm that you will provide similar disclosure in future filings. In this regard, we note that each of those NEOs received the same size retention award. Also, you disclose on page 13 that the purpose of the awards was to improve the competitiveness of the total direct compensation and retention incentives for Messrs. Tarpey and Fulgoni. Please tell us the purpose of the awards made to Messrs. Matta and Meierhoefer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 if you have any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Matthew Crispino
                                                Staff Attorney

cc: <u>Via E-mail</u>
        Robert Day, Esq.
        Wilson Sonsini Goodrich & Rosati